February 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023 File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated February 23, 2024 (the “Letter”) to the Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “2023 10-Q”). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K and/or 2023 10-Q. For ease of reference, we have copied each comment verbatim from your Letter and have placed our response immediately below each comment.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements

Note 4 - Revenue From Contracts With Customers, page 11

1.	In your Operator revenue policy, the statement in the third bullet that “Contract inception occurs at the same point in time the Company validates a block” as well as the last two bullets appear to be repetitive considering your other revised disclosures. Please remove these statements and consider disclosing that the transaction price is fixed as of the inception of each individual contract in the paragraph discussing the measurement of noncash consideration.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

2.	We note your proposed revisions in response to prior comment 9. In your Participant revenue policy, please further elaborate on the description of the payout formulas to address the following:

●

Clarify how daily earnings are calculated from midnight-to-midnight UTC time without double-counting contracts occurring at 24:00 UTC. Revise to disclose, if true, that the measurement period for the underlying variables used to calculate the payout is for the 24-hour period beginning at midnight UTC daily. Also revise to describe the measurement period for the underlying variables used to calculate the payout from third-party mining pools that pay rewards only when the pool successfully validates a block; and

● Describe each of the components of the FPPS and PPS payout formulas and how they are computed, including a description of the computation of the block reward, transaction fee, and pool fee inputs, as applicable. Clarify, if true, that the PPS calculation of the block reward is the same as the FPPS calculation of the block reward. Provide a similar description of the inputs to how your fractional share of the successfully mined block and transaction fees are computed for third-party mining pools that pay rewards only when the pool successfully validates a block.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

3.	You indicate that your Participant revenue policy is to aggregate the individual contracts that renew multiple times throughout the day in a 24-hour period. Please revise as not to imply that your contracts are combined based on the guidance in ASC 606-10-25-9.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

4.	We note your proposed revised disclosures in response to prior comment 13. As previously requested, please revise your Participant revenue policy to reference in your disclosure the threshold for application of the constraint for variable consideration articulated in ASC 606-10-32-11. In this regard, your proposed revised disclosures indicate that variable consideration is not constrained because amounts are determined and settled by the pool operator within one day of completing the contract so you have the ability to estimate the variable consideration with reasonable certainty. Revise to indicate, if true, that the variable consideration is estimated and it is not constrained because it is probable that a significant reversal in the amount of revenue recognized from the contract will not occur when the uncertainty is subsequently resolved.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

5.	In your proposed revised Participant revenue policy when you participate in third-party mining pools that pay rewards only when the pool successfully mines a block, you indicate that noncash consideration varies based upon whether the third-party mining pool successfully validates a block. Revise to also indicate the formula inputs that create variability in the amount of noncash consideration.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

6.	In your proposed revised Participant revenue policy when you participate in third-party mining pools that pay rewards only when the pool successfully mines a block, you indicate that you determined that variable consideration is not constrained. You previously represented to us and disclosed that, upon the performance of hash calculations, the transaction consideration remained variable and could not be reliably estimated without risk of significant revenue reversal until the pool operator successfully mined a block and, therefore, variable consideration was constrained until the block was won, at which point in time, the constraint was lifted. Please clarify whether variable consideration is constrained when you participate in third-party mining pools that pay rewards only when the pool successfully mines a block. If not, please provide a comprehensive analysis of the basis for the change in your determination.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

7.	We note your proposed revised disclosures in your Participant revenue policy in response to prior comment 11 indicating that you measure noncash consideration on the date of contract inception (when you commence providing hash calculation services) based on the simple average daily spot rate of bitcoin. As previously requested, please clarify in your disclosure whether this average is computed using the spot prices on the same day of contract inception. That is, revise to state, if true, that the estimated fair value of noncash consideration is measured using the simple average daily spot rate of bitcoin on the date of contract inception. In addition, in regard to noncash consideration measurement, rather than stating that the date of contract inception is when you commence providing hash calculation services, please revise to clarify that the date of contract inception is the day you commence providing hash calculation services. Refer to the guidance in ASC 606-10- 32-21 indicating that the estimated fair value of the noncash consideration should be measured on the date of contract inception.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

8.	In response to prior comment 12, you indicate that the change in how noncash consideration is measured for your participation in pools that only pay rewards when the pool successfully mines a block would not have a material impact on your results of operations based on the immateriality of revenue from such pools. Please revise to disclose the error, how you are addressing the error, and the impact of the change on results of operations.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

9.	In response to prior comment 14, we note your proposed revised disclosures in your Participant revenue policy indicating that you recognize noncash consideration within a 24-hour period that control of the contracted service transfers to the mining pool operator. Clarify whether “within a 24-hour period” is the same day that control is transferred or the day after control is transferred. That is, tell us and disclose whether revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception. In this regard, you previously represented to us in your October 12, 2023 response to comment 2 that revenue is recognized at the point in time that the block is won for mining pools that pay rewards only when the pool successfully mines a block or over the period that hash rate is being contributed for mining pools that pay rewards based on a contractual formula. Please clarify when revenue is recognized and how that relates to the date on which control of the contracted service transfers and the date of contract inception.

Response: The Company acknowledges and agrees with the Staff’s comment. Please see attached exhibit to this letter of our revised revenue recognition policy footnote that will be included in the Form 10-K for the year ended December 31, 2023, reflecting the requested revision.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the Staff’s questions, but please contact the undersigned at salman.khan@mara.com and Zabi Nowaid, Esq., at zabi.nowaid@mara.com, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Salman Khan
Salman Khan
cc: Zabi Nowaid, Esq.	Chief Financial Officer

Exhibit

NOTE 3 – REVENUES

The Company recognizes revenue in accordance with ASC 606. The core principle of the revenue standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when the Company satisfies a performance obligation.

In order to identify the performance obligations in a contract with a customer, an entity must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and

●	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized under the accounting contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time, as appropriate.

Application of the five-step model to the Company’s mining operations

The Company’s ongoing major or central operation is to provide bitcoin transaction verification services to the transaction requestor, in addition to the bitcoin network through a Company-operated mining pool as the operator (“Operator”) (such activity, “mining”) and to provide a service of performing hash calculations to third-party pool operators alongside collectives of third-party bitcoin miners (such collectives, “mining pools”) as a participant (“Participant”).

The following table presents the Company’s revenues disaggregated for those arrangements in which the Company is the Operator and Participant:

	Year ended December 31,
(in thousands)	2023	2022	2021
Revenues from contracts with customers
Operator - Transaction fees	$	$5,231	$3,317
Participant		4,652	20,903
Total revenues from contracts with customers		9,883	24,220
Operator - Block rewards and other revenue		107,870	134,943
Total revenues	$	$117,753	$159,163

Operator

As Operator, the Company provides transaction verification services to the transaction requestor, in addition to the bitcoin network. Transaction verification services are an output of the Company’s ordinary activities; therefore, the Company views the transaction requestor as a customer and recognizes the transaction fees as revenue from contracts with customers under ASC 606. The bitcoin network is not an entity such that it may not meet the definition of a customer; however, the Company has concluded that it is appropriate to apply ASC 606 by analogy to block rewards earned from the bitcoin network. The Company is currently entitled to the block reward of 6.25 bitcoin from the bitcoin network upon each successful validation of a block. The Company is also entitled to the transaction fees paid by the transaction requester payable in bitcoin for each successful validation of a block. The Company assessed the following factors in the determination of the inception and duration of each individual contract to validate a block and satisfaction of its performance obligation as follows:

●	The transaction requestor and the bitcoin network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

●	For each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and each respective contract contains a single performance obligation to perform a transaction validation service and that this performance obligation is satisfied at the point-in-time when a block is successfully validated.

●	For each individual contract, the parties’ rights, the transaction price, and the payment terms are fixed and known as of the inception of each individual contract.

From September 2021 until May 2022, the Company engaged unrelated third-party mining enterprises (“pool participants”) to contribute hash calculations, and in exchange, remitted transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed hash calculations. The MaraPool wallet (owned by the Company as Operator) is recorded on the distributed ledger as the winner of proof of work block rewards and assignee of all validations and, therefore, the transaction verifier of record. The pool participants entered into contracts with the Company as Operator; they did not directly enter into contracts with the network or the requester and were not known verifiers of the transactions assigned to the pool. As Operator, the Company delegated mining work to the pool participants utilizing software that algorithmically assigned work to each individual miner. By virtue of its selection and operation of the software, the Company as Operator controlled delegation of work to the pool participants. This indicated that the Company directed the mining pool participants to contribute their hash calculations to solve in areas that the Company designated. Therefore, the Company determined that it controlled the service of providing transaction verification services to the network and requester. Accordingly, the Company recorded all of the transaction fees and block rewards earned from transactions assigned to MaraPool as revenue, and the portion of the transaction fees and block rewards remitted to MaraPool participants as cost of revenues.

In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for bitcoin determined using the Company’s primary trading platform for bitcoin at the time the Company successfully validates a block.

Expenses associated with providing bitcoin transaction verification services, such as hosting fees, electricity costs, and related fees are recorded as cost of revenues. Depreciation on digital asset mining equipment is also recorded as a component of cost of revenues.

Participant

The Company participates in third-party operated mining pools. When the Company is a Participant in a third-party operated mining pool, the Company provides a service to perform hash calculations to the third-party pool operators. The Company considers the third-party mining pool operators to be its customers under Topic 606. Contract inception and our enforceable right to consideration begins when we commence providing hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. As such, the duration of a contract is less than a day and may be continuously renewed multiple times throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

The Company is entitled to non-cash compensation based on the pool operator’s payout model. The payout methodologies differ depending on the type of third-party operated mining pool. Full-Pay-Per-Share (“FPPS”) pools pay block rewards and transaction fees, less mining pool fees and Pay-Per-Share (“PPS”) pools pay block rewards less mining pool fees but no transaction fees. For FPPS and PPS pools, the Company is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators.

The Company primarily participated in mining pools that used the FPPS payout method for the year ended December 31, 2023. The Company is entitled to compensation once it begins to perform hash calculations for the pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending 23:59:59 on a daily basis. We recognize non-cash consideration for each day hash calculation is provided to the pool operator and since contract inception also begins when we commence providing hash calculations, contract inception is the same day that we commence providing hash calculations to the pool operator. The non-cash consideration that we are entitled to for providing hash calculations to the pool operator under the FPPS payout method is made up of block rewards and transaction fees less pool operator expenses determined as follows:

●	The non-cash consideration in the form of a block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 in accordance with the following formula: the daily hash calculations that we provided to the pool operator as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same daily period.

●	The non-cash consideration in the form of transaction fees paid by transaction requestors is based on the share of total actual fees paid over the daily 24-hour period beginning midnight UTC and ending 23:59:59 in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the 24-hour period as a percent of total block rewards the Bitcoin Network actually generated during the same 24-hour period, multiplied by the block rewards we earned for the same 24-hour period noted above.

●	The block reward and transaction fees earned by the Company is reduced by mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent we perform hash calculations and generate revenue in accordance with the pool operator’s payout formula during the same 24-hour period beginning mid-night UTC daily.

The above non-cash consideration is variable in accordance with paragraphs ASC 606-10-32-5 to 606-10-32-7, since the amount of block reward earned depends on the amount of hash calculations we perform; the amount of transaction fees we are entitled to depends on the actual Bitcoin Network transaction fees over the same 24-hour period; and the operator fees for the same 24-hour period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement. While the non-cash consideration is variable, the payout is settled the next day on a daily basis and the Company has the ability to estimate the variable consideration with reasonable certainty, without the risk of significant revenue reversal because it is probable that a significant reversal in the amount of revenue recognized from the contract will not occur when the uncertainty is subsequently resolved.

The Company measures the non-cash consideration based on the simple average daily spot rate of bitcoin determined using the Company’s primary trading platform for bitcoin over a 24-hour period beginning mid-night UTC and ending 23:59:59 on the date of contract inception (when we commence performance of hash calculations) which is the same day that control of the contracted service (hash calculations) is transferred to the pool operator.

We also participate in PPS pools that provide non-cash considerations similar to the FPPS pools except PPS pools did not include transaction fees, therefore, the non-cash consideration received by the Company was made up of block rewards less mining pool fees. The Company measured the non-cash consideration from PPS pool operators consistent with FPPS rewards as described above with the exception of transaction fees which PPS pools do not include.

While the Company primarily participated in FPPS and PPS pools, the Company also participated to a lesser extent in third-party mining pools that pay rewards only when the pool successfully validates a block. For these pools, the Company only earns a reward when the third-party pool successfully mines a block and its reward is the fractional share of the successfully mined block and transaction fees based on the proportion of hash calculations the Company performed for the mining pool operator to the total hash calculations performed by all mining pool participants in validating the block during the 24-hour period beginning at midnight UTC and ending 11:59:59 daily. Contract inception and our enforceable right to consideration begins when the Company commences the performance of hash calculations for the mining pool operator. The non-cash consideration is variable in accordance with paragraphs ASC 606-10-32-5 to 606-10-32-7 as it depends on whether the third-party mining pool successfully validates a block during each 24-hour period. However, as such amounts are determined and settled by the pool operator within one day of completing the contracts over the 24-hour period, the Company has the ability to estimate the variable consideration with reasonable certainty, without the risk of significant revenue reversal because it is probable that a significant reversal in the amount of revenue recognized from the contract will not occur when the uncertainty is subsequently resolved. The Company’s policy was to measure the non-cash consideration on the date of contract inception (when we commence performance of hash calculations) based on the spot rate of bitcoin at the time the pool successfully validates a block which was not consistent with the measurement used to measure non-cash consideration for FPPS and PPS pools. During the three months ended December 31, 2023, the Company changed its measurement to the simple average daily spot rate of bitcoin determined using the Company’s primary trading platform for bitcoin on the date of contract inception (when we commence performance of hash calculations) which is the same day that control of the contracted service (hash calculations) is transferred to the pool operator. The change in measurement did not have a material impact to the results of operations for any of the periods presented.

Expenses associated with providing hash calculation services to third-party operated mining pools, such as hosting fees, electricity costs, and related fees, are recorded as cost of revenues. Depreciation on digital asset mining equipment is also recorded as a component of cost of revenues.